Horror Hub, LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-40,973.45
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accumulated Amortization	580.00
StartUp Costs	-5,492.64
American Express	7,276.06
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,363.42**
Net cash provided by operating activities	**$ -38,610.03**
INVESTING ACTIVITIES	
Organizational Costs	-5,473.50
Net cash provided by investing activities	**$ -5,473.50**
FINANCING ACTIVITIES	
Owner’s Investment:Chad Dahlstrom - Contributions	20,000.00
Owner’s Investment:Josh Balz - Contributions	5,000.00
Owner’s Investment:Nathan Bryner - Contributions	30,000.00
Retained Earnings	318.20
Net cash provided by financing activities	**$55,318.20**
NET CASH INCREASE FOR PERIOD	**$11,234.67**
Cash at beginning of period	7,182.90
CASH AT END OF PERIOD	**$18,417.57**